SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Issuer)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class B Shares, without par value American Depositary Shares, each of which represents 2 Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y207 (Class B Shares) 74838Y108 (American Depositary Shares evidenced by American Depositary Receipts)
(CUSIP Number of Class of Securities)

Mr. Gustavo Castelli 12 de Octubre y Gran Canaria, (1878) Quilmes, Prov., Buenos Aires, Argentina Telephone: 54-11-4349-1849
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to: Diane G. Kerr Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$80,000,000	$10,136.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 8,400,000 outstanding Class B shares (including those held as American Depositary Shares) at the maximum tender offer price of $9.50 per Class B share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,136.00	Filing Party:	Quilmes Industrial (Quinsa), S.A.
Form of Registration No.:	Schedule TO	Date Filed:	August 18, 2004

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[x]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2004 (the “Schedule TO”), by Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (“Quinsa” or the “Company”), in connection with its offer to purchase up to 8,400,000 Class B Shares (including those held as American Depositary Shares (“ADSs”)), or such lesser number of Class B shares (including those held as ADSs) as are properly tendered and not properly withdrawn, at a price not greater than $9.50 nor less than $8.00 per Class B share, net to the seller in cash, without interest. Each ADS represents two Class B shares. Quinsa will treat each tender of an ADS as a tender of the two underlying Class B shares.

     Quinsa’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2004 (the “Offer to Purchase”), the related Letter of Transmittal to Tender Shares and the related Letter of Transmittal to Tender American Depositary Shares (which collectively, as amended or supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase, the related Letter of Transmittal to Tender Shares and the related Letter of Transmittal to Tender American Depositary Shares were previously filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

     The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 10.

Items 1 though 10 of the Schedule TO are hereby amended and supplemented by the following:

(1)	The Offer to Purchase is hereby amended by deleting the words “the contemplated future conduct of” in the following places:

a.	in the answer to the question “Are there any conditions to the Offer?” on page 2, in line 3 of the first bullet-pointed paragraph of that answer;

b.	in the answer to the question “Are there any conditions to the Offer?” on page 2, in line 4 of the third bullet-pointed paragraph of that answer; and

c.	under Section 6, “Conditions of the Offer,” on page 24, in line 8 of the second full paragraph on that page.

(2)	The Offer to Purchase is hereby amended by adding before the question on page 6, “If I decide not to tender, how will the offer affect my Class B shares and/or ADSs?,” the following:

“What are the AmBev-Interbrew Transactions and what is their potential significance to me?

On January 31, 2003, we completed the transactions relating to the formation of our strategic alliance with AmBev. As part of the alliance, BAC and AmBev entered into a Stock Purchase Agreement that, among other matters, gives BAC an option, that is exercisable in April of every year and upon any change of control of AmBev that occurs prior to April 2005, to exchange its remaining Quinsa Class A shares for common and preferred shares of AmBev. The Stock Purchase Agreement also gives AmBev the right to cause this exchange to occur starting in 2009 and requires an automatic exchange if a change in control of AmBev occurs after April 2005.

On March 3, 2004, AmBev and its controlling shareholders entered into a series of agreements with Interbrew S.A., a Belgian based brewing company, and its controlling shareholders. These agreements contemplate a business combination between AmBev and Interbrew and a change in control of AmBev (the “AmBev-Interbrew Transactions”). The AmBev-Interbrew Transactions closed on August 27, 2004. As a result, Interbrew now controls AmBev and the persons who previously controlled AmBev and Interbrew now control Interbrew jointly. Completion of the AmBev-Interbrew Transactions gives BAC a right to exchange its remaining Quinsa shares for AmBev common and preferred shares and a tag-along right to sell its AmBev common shares to Interbrew on the same terms upon which AmBev’s controlling shareholders are selling their stock. Interbrew also has agreed to pay BAC all cash for its AmBev common shares, even though the AmBev controlling shareholders will receive Interbrew stock in exchange for their controlling interest in AmBev. If BAC exercises its option, AmBev will obtain sole voting control of us and will be entitled to appoint all of our directors and all, or a majority of, the directors of all our subsidiaries. Upon any exchange, BAC would receive a number of AmBev shares determined by reference to a formula that compares the value of a Quinsa share to the value of an AmBev share. The formula determines our equity value by multiplying our cash flow or EBITDA by either (1) a multiple that is intended to reflect the market multiple at which AmBev’s shares are trading or (2) a multiple of 8.0, as chosen by BAC. Consequently, when BAC exchanges its Quinsa shares for AmBev shares, BAC’s Quinsa shares will be valued based on an EBITDA multiple of no less than 8.0.

On July 16, 2004, BAC, AmBev and Braco Investimentos, S.A., the controlling shareholder of AmBev, entered into an amendment to the Stock Purchase Agreement. The amendment clarifies that BAC will be required to decide whether or not to exercise its exchange option as a result of the AmBev-Interbrew Transactions by 10 business days after the date that BAC receives the financial information upon which the exchange price is calculated.

BAC has informed us that it has not yet made a decision as to whether to exercise its exchange option in connection with the completion of the AmBev-Interbrew Transactions. BAC may or may not make its decision prior to the expiration of this offer. If BAC decides to exercise its option, AmBev and directors appointed by AmBev will control all decisions of our Board of Directors that are made after the exchange of BAC’s shares, including any Board decisions relating to this offer. See Section 9.”

(3)	The Offer to Purchase is hereby amended by replacing the last sentence of the answer to the question on page 6, “If I decide not to tender, how will the offer affect my Class B shares and/or ADSs?,” with the following:

“If the consummation of the offer would result in the delisting of our ADSs from the

NYSE, we will terminate or amend the offer or take such other action as might be necessary to avoid such delisting. See Section 2 and Section 6.”

(4)	The last sentence in the last paragraph on page 8 under “Forward-looking Statements” in the Offer to Purchase is hereby amended by restating that sentence to read as follows:

“We do not undertake any obligation, except as required by applicable law or regulation, to release publicly any update or revisions to forward-looking statements contained in this Offer to Purchase to reflect later events or circumstances or to reflect the occurrence of unanticipated events.”

(5)	The Offer to Purchase is hereby amended by adding after the end of the paragraph that concludes on line 5 of page 15 under Section 2, “Purpose of the Offer; Certain Effects of the Offer”, the following:

“If, however, consummation of the offer would result in the delisting of the remaining ADSs on the NYSE or the Class B shares or ADSs becoming eligible for termination of registration under the Exchange Act, we will terminate or amend the offer or take such other action as may be necessary to avoid such delisting or to avoid the Class B shares or ADSs becoming eligible for termination of registration. See Section 6.”

(6)	The third full paragraph on page 24 of the Offer to Purchase under Section 6, “Conditions of the Offer,” is hereby amended by restating that paragraph to read as follows:

“(2) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Class B shares and/or ADSs, or (iii) otherwise materially impair in any way the business of us and our subsidiaries;”

(7)	The paragraph beginning on page 24 and concluding on page 25 of the Offer to Purchase under Section 6, “Conditions of the Offer,” is hereby amended by restating that paragraph to read as follows:

“(3) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Luxembourg, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Luxembourg, Argentina or any of the other countries where we do business (as such countries are disclosed in our Annual Report on Form 20-F for the year ended December 31, 2003, and in any other subsequent document incorporated by reference in this Offer to Purchase), (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, Luxembourg, Argentina or any of the other countries where we do business or any of their respective territories, including, but not limited to, an act of terrorism, that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, (iv) any change in the general political, market, economic or financial conditions in the United States, Luxembourg, Argentina or any of the other countries where we do business that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, including, without limitation, a decrease of 15% or more in the value of the Argentine Peso compared to the U.S. dollar and the imposition of new, or the modification of existing, exchange control or currency control regulations in Argentina or in any of the other countries where we do business that could have, in our reasonable judgment, such a material adverse effect, (v) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof or (vi) any decrease of more than 15% in the market price for either our Class B shares or ADSs or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index, the Standard and Poor’s 500 Composite Index, the Buenos Aires Stock Exchange Merval Index or the Luxembourg LuxX Index measured from the close of trading on August 17, 2004;”

(8)	The first full paragraph on page 25 of the Offer to Purchase under Section 6, “Conditions of the Offer,” is hereby amended by restating that paragraph to read as follows:

“(4) a tender offer or exchange offer by a third party not under our control for any or all of our shares and/or ADSs (other than this offer) shall have been commenced, or any merger, acquisition, business combination or other similar transaction, with or involving us or any of our subsidiaries, has been proposed, announced or made by any person or has been publicly disclosed;”

(9)	The second full paragraph on page 25 of the Offer to Purchase under Section 6, “Conditions of the Offer,” is hereby amended by deleting the punctuation and word “; or” at the end of that paragraph.

(10)	The Offer to Purchase is hereby amended by adding after the penultimate paragraph on page 25 under Section 6, “Conditions of the Offer,” and before the final paragraph on that page, the following:

“(7) we determine that consummation of the offer would constitute a “Rule 13e-3 transaction”, within the meaning of that term as defined in Rule 13e-3 under the Exchange Act.”

(11)	The third sentence in the last paragraph on page 25 of the Offer to Purchase under Section 6, “Conditions of the Offer,” is hereby amended by restating that sentence to read as follows:

“Each such right is an ongoing right and may be asserted at any time and from time to time before the Expiration Date.”

(12)	The Offer to Purchase is hereby amended by adding after the first sentence on page 28 the following:

“Please see the section captioned “Operating Results and Financial Review and Prospects” beginning on page 50 of our Annual Report on Form 20-F for the year ended

December 31, 2003, for a description of the principal differences between Luxembourg GAAP and U.S. GAAP.”

(13)	The last paragraph on page 29 of the Offer to Purchase under Section 9, “Certain Information Concerning Us,” is hereby amended by restating that paragraph to read as follows:

“On March 3, 2004, AmBev and its controlling shareholders entered into a series of agreements with Interbrew S.A., a Belgian based brewing company, and its controlling shareholders. These agreements contemplate a business combination between AmBev and Interbrew and a change in control of AmBev (the “AmBev-Interbrew Transactions”). The AmBev-Interbrew Transactions closed on August 27, 2004. As a result, Interbrew now controls AmBev and the persons who previously controlled AmBev and Interbrew now control Interbrew jointly. Completion of the AmBev-Interbrew Transactions gives BAC a right to exchange its remaining Quinsa shares for AmBev common and preferred shares and a tag-along right to sell its AmBev common shares to Interbrew on the same terms upon which AmBev’s controlling shareholders are selling their stock. Interbrew also has agreed to pay BAC all cash for its AmBev common shares, even though the AmBev controlling shareholders will receive Interbrew stock in exchange for their controlling interest in AmBev. If BAC exercises its option, AmBev will obtain sole voting control of us and will be entitled to appoint all of our directors and all, or a majority of, the directors of all our subsidiaries. Upon any exchange, BAC would receive a number of AmBev shares determined by reference to a formula that compares the value of a Quinsa share to the value of an AmBev share. The formula determines our equity value by multiplying our cash flow or EBITDA by either (1) a multiple that is intended to reflect the market multiple at which AmBev’s shares are trading or (2) a multiple of 8.0, as chosen by BAC. Consequently, when BAC exchanges its Quinsa shares for AmBev shares, BAC’s Quinsa shares will be valued based on an EBITDA multiple of no less than 8.0.”

(14)	The first paragraph on page 30 of the Offer to Purchase under Section 9, “Certain Information Concerning Us,” is hereby amended by restating that paragraph to read as follows:

“On July 16, 2004, BAC, AmBev and Braco Investimentos, S.A., the controlling shareholder of AmBev, entered into an amendment to the Stock Purchase Agreement. The amendment clarifies that BAC will be required to decide whether or not to exercise its exchange option as a result of the AmBev-Interbrew Transactions by 10 business days after the date that BAC receives the financial information upon which the exchange price is calculated.”

(15)	The second paragraph on page 30 of the Offer to Purchase under Section 9, “Certain Information Concerning Us,” is hereby amended by restating that paragraph to read as follows:

“BAC has informed us that it has not yet made a decision as to whether to exercise its exchange option in connection with the completion of the AmBev-Interbrew Transactions. BAC may or may not make its decision prior to the expiration of this offer. If BAC decides to exercise its option, AmBev and directors appointed by AmBev will control all decisions of our Board of Directors that are made after the exchange of BAC's shares, including any Board decisions relating to this offer.”

Item 11.

(16)	Item 11 of the Schedule TO is hereby amended by adding the following after Item 11(b):

“(c) The information set forth in Quinsa’s Annual Report on Form 20-F filed on June 27, 2003 is incorporated herein by reference.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Gustavo Castelli

	Name:	Gustavo Castelli
	Title:	Chief Financial Officer

Dated: September 8, 2004